

Semiannual Report

DECEMBER 31, 2020

	Class A	Class B	Ticker Class C	Class I	Class N
IVY FUNDS					
Ivy Accumulative Fund	IATAX	IATBX	IATCX	IATIX	IATNX
Ivy Wilshire Global Allocation Fund	IWGAX	IWGBX	IWGCX	IWGIX	IWGNX

CONTENTS



DECEMBER 31, 2020 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Markets in 2020 were, to use an overused word, unprecedented. During the first half of calendar 2020, we witnessed economic and market moves that typically take an entire market cycle of many years to unfold. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other.

By the second half of calendar 2020, the Funds' semi-annual fiscal period, governments and central banks were undertaking strong steps to mitigate the economic blow of social distancing. Monetary policy response was broader and more rapid than at any other time in history. Global central banks enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response included a broad array of policy measures and an unprecedented pace of QE.

By the end of the semi-annual fiscal period in December 2020, economic data showed the global economy had somewhat recovered. For the six-month fiscal period, the S&P 500 Index rebounded and returned 22.16%, while for the full year 2020 the index returned 18.40%.

Going forward, we believe there are reasons for optimism as we enter 2021. COVID-19 vaccines are being distributed around the world and record amounts of stimulus continue to support the global economic recovery. This optimism is reflected in our outlook for global growth in 2021, which we believe will return to pre-pandemic levels sooner than expected, driven in part by pent-up demand. We anticipate 2021 U.S. economic GDP growth will average 6.2%, fueled in part by a resurgence in consumption as pandemic-related constraints wane. With President Joe Biden and his administration taking the reins of power in Washington, we anticipate policy changes on several fronts. We expect an additional stimulus package that includes additional checks to individuals, an extension of emergency unemployment benefits and help for state and local governments. Later in the year, we anticipate broader legislation to pass that could include a number of spending initiatives, including an infrastructure plan with a focus on green initiatives. We also expect the legislation to include higher taxes for businesses and high-income earners.

As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	12/31/2020	06/30/2020
S&P 500 Index	3,756.07	3,100.29
MSCI EAFE Index	2,147.53	1,780.58
10-Year Treasury Yield	0.93%	0.66%
U.S. unemployment rate	6.7%	11.1%
30-year fixed mortgage rate	2.67%	3.13%
Oil price per barrel	$ 48.52	$ 39.27

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-20	Ending Account Value 12-31-20	Expenses Paid During Period*	Beginning Account Value 6-30-20	Ending Account Value 12-31-20	Expenses Paid During Period*	
Ivy Accumulative Fund							
Class A	$1,000	$1,325.70	$ 6.16	$1,000	$1,019.83	$ 5.35	1.06%
Class B**	$1,000	$1,316.90	$12.74	$1,000	$1,014.16	$11.08	2.18%
Class C	$1,000	$1,317.50	$11.82	$1,000	$1,014.91	$10.28	2.03%
Class I	$1,000	$1,325.50	$ 5.12	$1,000	$1,020.73	$ 4.45	0.87%
Class N	$1,000	$1,327.40	$ 4.31	$1,000	$1,021.45	$ 3.74	0.73%

See footnotes on page 5.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 6-30-20	Actual[1] Ending Account Value 12-31-20	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 6-30-20	Hypothetical[2] Ending Account Value 12-31-20	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Wilshire Global Allocation Fund							
Class A	$1,000	$1,168.20	$ 2.17	$1,000	$ 1,023.18	$2.02	0.38%
Class B**	$1,000	$1,163.60	$7.46	$1,000	$ 1,018.21	$6.96	1.37%
Class C	$1,000	$1,163.30	$6.38	$1,000	$ 1,019.20	$5.96	1.18%
Class I	$1,000	$ 1,171.60	$0.54	$1,000	$1,024.69	$ 0.51	0.08%
Class N	$1,000	$ 1,171.20	$0.54	$1,000	$1,024.69	$ 0.51	0.08%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2020, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Information Technology	48.2%
Consumer Discretionary	19.8%
Health Care	11.8%
Communication Services	10.7%
Industrials	7.4%
Financials	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Microsoft Corp.	Information Technology	Systems Software
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Five9, Inc.	Information Technology	Application Software
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
Twilio, Inc., Class A	Information Technology	Internet Services & Infrastructure
Universal Display Corp.	Information Technology	Semiconductors
Kornit Digital Ltd.	Industrials	Industrial Machinery

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

IVY ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.1%		
Take-Two Interactive Software, Inc. (A)	195	$ 40,509
Interactive Media & Services – 5.9%		
Facebook, Inc., Class A (A)	276	75,351
Pinterest, Inc., Class A (A)	535	35,257
		110,608
Movies & Entertainment – 2.7%		
Live Nation, Inc. (A)	680	49,942
Total Communication Services – 10.7%		201,059
Consumer Discretionary		
Apparel Retail – 2.5%		
TJX Cos., Inc. (The)	677	46,246
Apparel, Accessories & Luxury Goods – 2.1%		
adidas AG (B)	110	39,860
Automotive Retail – 1.0%		
Vroom, Inc. (A)	460	18,846
Casinos & Gaming – 2.1%		
Caesars Entertainment, Inc. (A)	527	39,103
Internet & Direct Marketing Retail – 6.8%		
Amazon.com, Inc. (A)	39	128,203
Restaurants – 2.5%		
Darden Restaurants, Inc.	403	47,982
Specialized Consumer Services – 2.8%		
Uber Technologies, Inc. (A)	1,029	52,500
Total Consumer Discretionary – 19.8%		372,740
Financials		
Insurance Brokers – 1.0%		
SelectQuote, Inc. (A)	922	19,121
Total Financials – 1.0%		19,121
Health Care		
Biotechnology – 2.5%		
CRISPR Therapeutics AG (A)	196	30,012
Genmab A.S. ADR (A)	431	17,517
		47,529
Health Care Equipment – 6.4%		
DexCom, Inc. (A)	105	38,673
Insulet Corp. (A)	154	39,302
Masimo Corp. (A)	75	20,128
Tandem Diabetes Care, Inc. (A)	233	22,293
		120,396
Health Care Supplies – 2.0%		
Alcon, Inc.	563	37,141

COMMON STOCKS (Continued)	Shares	Value
Life Sciences Tools & Services – 0.9%		
Sartorius Stedim Biotech S.A. (B)	50	$ 17,787
Total Health Care – 11.8%		222,853
Industrials		
Airlines – 2.2%		
Southwest Airlines Co.	875	40,784
Industrial Machinery – 5.2%		
Ingersoll-Rand, Inc. (A)	969	44,131
Kornit Digital Ltd. (A)	615	54,826
		98,957
Total Industrials – 7.4%		139,741
Information Technology		
Application Software – 15.9%		
Anaplan, Inc. (A)	433	31,115
Five9, Inc. (A)	419	73,072
HubSpot, Inc. (A)	91	35,878
Intuit, Inc.	112	42,597
NVIDIA Corp.	60	31,471
Q2 Holdings, Inc. (A)	297	37,630
Workday, Inc., Class A (A)	195	46,818
		298,581
Data Processing & Outsourced Services – 7.5%		
MasterCard, Inc., Class A	212	75,575
PayPal, Inc. (A)	277	64,830
		140,405
Internet Services & Infrastructure – 3.0%		
Twilio, Inc., Class A (A)	169	57,092
Semiconductors – 5.3%		
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	409	44,604
Universal Display Corp.	241	55,486
		100,090
Systems Software – 8.7%		
Microsoft Corp.	552	122,698
ServiceNow, Inc. (A)	75	41,282
		163,980
Technology Hardware, Storage & Peripherals – 7.8%		
Apple, Inc.	1,114	147,803
Total Information Technology – 48.2%		907,951
TOTAL COMMON STOCKS – 98.9%		$1,863,465
(Cost: $1,084,952)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 1.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	19,891	$ 19,891
TOTAL SHORT-TERM SECURITIES – 1.1%		$ 19,891
(Cost: $19,891)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,883,356
(Cost: $1,104,843)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(291)
NET ASSETS – 100.0%		$1,883,065

DECEMBER 31, 2020 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 201,059	$ —	$ —
Consumer Discretionary	332,880	39,860	—
Financials	19,121	—	—
Health Care	222,853	—	—
Industrials	139,741	—	—
Information Technology	907,951	—	—
Total Common Stocks	$1,823,605	$39,860	$ —
Short-Term Securities	19,891	—	—
Total	$1,843,496	$39,860	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

Asset Allocation

Stocks	0.0%
Consumer Discretionary	0.0%
Affiliated Mutual Funds	99.4%
Ivy International Core Equity Fund, Class N	13.1%
Ivy Value Fund, Class N	9.9%
Ivy Securian Core Bond Fund, Class N	9.8%
Ivy Emerging Markets Equity Fund, Class N	8.7%
Ivy Large Cap Growth Fund, Class N	8.1%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6.3%
Ivy Pictet Targeted Return Bond Fund, Class N	5.9%
Ivy Core Equity Fund, Class N	5.1%
Ivy Global Bond Fund, Class N	4.9%
Ivy Pzena International Value Fund, Class N	4.5%
Ivy Government Securities Fund, Class N	3.9%
Ivy Corporate Bond Fund, Class N	3.9%
Ivy PineBridge High Yield Fund, Class N	3.5%
Ivy International Small Cap Fund, Class N	3.1%
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	2.0%
Ivy Mid Cap Growth Fund, Class N	1.6%
Ivy Small Cap Growth Fund, Class N	1.1%
Ivy LaSalle Global Real Estate Fund, Class N	1.0%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.0%
Ivy Small Cap Core Fund, Class N	1.0%
Ivy Mid Cap Income Opportunities Fund, Class N	1.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	$ —
Leisure Products – 0.0%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	—*
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	—*
		—*
Total Consumer Discretionary – 0.0%		—*
TOTAL COMMON STOCKS – 0.0%		$ —*
(Cost: $69,885)		

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	2,883	56,302
Ivy Corporate Bond Fund, Class N	6,531	43,627
Ivy Emerging Markets Equity Fund, Class N	3,409	97,437
Ivy Global Bond Fund, Class N	5,222	54,726
Ivy Government Securities Fund, Class N	7,563	43,412
Ivy International Core Equity Fund, Class N	7,726	145,556
Ivy International Small Cap Fund, Class N	2,439	34,417
Ivy Large Cap Growth Fund, Class N	2,901	90,615

AFFILIATED MUTUAL FUNDS (Continued)	Shares	Value
Ivy LaSalle Global Real Estate Fund, Class N	1,077	$ 11,017
Ivy Mid Cap Growth Fund, Class N	425	17,481
Ivy Mid Cap Income Opportunities Fund, Class N	663	11,018
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	2,381	22,687
Ivy Pictet Targeted Return Bond Fund, Class N	6,321	65,354
Ivy PineBridge High Yield Fund, Class N	3,808	38,651
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,018	10,774
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5,244	70,119
Ivy Pzena International Value Fund, Class N	2,918	50,164
Ivy Securian Core Bond Fund, Class N	9,860	109,549
Ivy Small Cap Core Fund, Class N	538	11,573
Ivy Small Cap Growth Fund, Class N	390	12,040
Ivy Value Fund, Class N	4,662	109,733
TOTAL AFFILIATED MUTUAL FUNDS – 99.4%		$1,106,252
(Cost: $948,380)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series D, 0.000%, 10-2-23 (F)	$7,285	$ 1,275
Total Consumer Discretionary – 0.1%		1,275
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 1,275
(Cost: $6,383)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (G) – 0.5%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	5,325	5,325
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 5,325
(Cost: $5,325)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,112,852
(Cost: $1,029,973)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(126)
NET ASSETS – 100.0%		$1,112,726

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At December 31, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	73	$50,748	$—*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	9	19,137	—*
			$69,885	$—*

The total value of these securities represented 0.0% of net assets at December 31, 2020.

(C) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) Securities whose value was determined using significant unobservable inputs.

(F) Zero coupon bond.

(G) Rate shown is the annualized 7-day yield at December 31, 2020.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$ —*
Affiliated Mutual Funds	1,106,252	—	—
Corporate Debt Securities	—	1,275	—
Short-Term Securities	5,325	—	—
Total	$ 1,111,577	$1,275	$ —*

During the period ended December 31, 2020, there were no transfers in or out of Level 3.

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2020 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
ASSETS		
Investments in unaffiliated securities at value+^	$1,883,356	$ 6,600
Investments in affiliated securities at value+	—	1,106,252
Investments at Value	1,883,356	1,112,852
Cash	—	32
Investment securities sold receivable	—	449
Dividends and interest receivable	143	159
Capital shares sold receivable	689	279
Receivable from affiliates	27	272
Receivable from securities lending income – net	1	—
Prepaid and other assets	96	69
Total Assets	1,884,312	1,114,112
LIABILITIES		
Capital shares redeemed payable	719	845
Independent Trustees and Chief Compliance Officer fees payable	280	401
Distribution and service fees payable	10	5
Shareholder servicing payable	162	74
Investment management fee payable	25	2
Accounting services fee payable	35	30
Other liabilities	16	29
Total Liabilities	1,247	1,386
Commitments and Contingencies (See Note 2 and Note 11)		
Total Net Assets	$1,883,065	$ 1,112,726
NET ASSETS		
Capital paid in (shares authorized – unlimited)	$1,049,952	$1,054,533
Accumulated earnings gain	833,113	58,193
Total Net Assets	$1,883,065	$ 1,112,726
CAPITAL SHARES OUTSTANDING:		
Class A	106,724	83,188
Class B	34	148
Class C	396	1,004
Class I	26,451	40,315
Class N	45	34
NET ASSET VALUE PER SHARE:		
Class A	$14.07	$8.89
Class B	$10.83	$8.27
Class C	$11.24	$8.39
Class I	$14.23	$9.01
Class N	$14.15	$8.89
+COST		
Investments in unaffiliated securities at cost	$ 1,104,843	$ 11,708
Investments in affiliated securities at cost	—	1,018,265

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements.)

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 (UNAUDITED)

(In thousands)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 2,392	$ —
Dividends from affiliated securities	—	16,377
Foreign dividend withholding tax	(76)	—
Interest and amortization from unaffiliated securities	5	154
Securities lending income – net	34	—
Total Investment Income	2,355	16,531
EXPENSES		
Investment management fee	5,748	307
Distribution and service fees:		
Class A	1,691	897
Class B	2	7
Class C	19	41
Shareholder servicing:		
Class A	534	204
Class B	2	4
Class C	6	4
Class I	276	27
Class N	—*	—*
Registration fees	48	52
Custodian fees	7	1
Independent Trustees and Chief Compliance Officer fees	123	148
Accounting services fee	122	90
Professional fees	31	59
Third-party valuation service fees	—*	—
Other	53	52
Total Expenses	8,662	1,893
Less:		
Expenses in excess of limit	(27)	(272)
Total Net Expenses	8,635	1,621
Net Investment Income (Loss)	(6,280)	14,910
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	123,046	77
Investments in affiliated securities	—	373
Distributions of realized capital gains from affiliated securities	—	14,303
Forward foreign currency contracts	(1,109)	—
Foreign currency exchange transactions	20	—
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	355,243	(3,655)
Investments in affiliated securities	—	141,937
Forward foreign currency contracts	939	—
Foreign currency exchange transactions	—	12
Net Realized and Unrealized Gain	478,139	153,047
Net Increase in Net Assets Resulting from Operations	$471,859	$167,957

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Accumulative Fund		Ivy Wilshire Global Allocation Fund[1]	
	Six months ended 12-31-20 (Unaudited)	Year ended 6-30-20	Six months ended 12-31-20 (Unaudited)	Year ended 6-30-20
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (6,280)	$ (6,317)	$ 14,910	$ 25,085
Net realized gain (loss) on investments	121,957	54,914	14,753	(5,269)
Net change in unrealized appreciation (depreciation)	356,182	145,658	138,294	(10,244)
Net Increase in Net Assets Resulting from Operations	471,859	194,255	167,957	9,572
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(74,108)	(89,643)	(21,627)	(33,577)
Class B	(24)	(66)	(29)	(106)
Class C	(254)	(292)	(201)	(375)
Class I	(18,619)	(21,007)	(11,425)	(17,871)
Class N	(33)	(41)	(10)	(11)
Class R[2]	N/A	(21)	N/A	(10)
Class Y[2]	N/A	(21)	N/A	(10)
Total Distributions to Shareholders	(93,038)	(111,091)	(33,292)	(51,960)
Capital Share Transactions	25,968	(11,104)	(57,245)	(183,532)
Net Increase (Decrease) in Net Assets	404,789	72,060	77,420	(225,920)
Net Assets, Beginning of Period	1,478,276	1,406,216	1,035,306	1,261,226
Net Assets, End of Period	$1,883,065	$1,478,276	$ 1,112,726	$1,035,306

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

(2)Effective June 19, 2020, the class liquidated.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 12-31-2020 (unaudited)	$ 11.18	$(0.05)	$ 3.67	$ 3.62	$ —	$(0.73)	$(0.73)
Year ended 6-30-2020	10.57	(0.05)	1.54	1.49	—	(0.88)	(0.88)
Year ended 6-30-2019	10.47	0.00*	1.25	1.25	(0.05)	(1.10)	(1.15)
Year ended 6-30-2018	10.09	0.05	1.08	1.13	(0.05)	(0.70)	(0.75)
Year ended 6-30-2017	9.27	0.04	1.22	1.26	(0.03)	(0.41)	(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Class B Shares[5]							
Six-month period ended 12-31-2020 (unaudited)	8.76	(0.10)	2.85	2.75	—	(0.68)	(0.68)
Year ended 6-30-2020	8.55	(0.14)	1.23	1.09	—	(0.88)	(0.88)
Year ended 6-30-2019	8.67	(0.09)	1.00	0.91	—	(1.03)	(1.03)
Year ended 6-30-2018	8.49	(0.07)	0.91	0.84	—	(0.66)	(0.66)
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Class C Shares							
Six-month period ended 12-31-2020 (unaudited)	9.07	(0.09)	2.95	2.86	—	(0.69)	(0.69)
Year ended 6-30-2020	8.81	(0.12)	1.26	1.14	—	(0.88)	(0.88)
Year ended 6-30-2019	8.90	(0.08)	1.04	0.96	—	(1.05)	(1.05)
Year ended 6-30-2018	8.70	(0.05)	0.92	0.87	—	(0.67)	(0.67)
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Class I Shares							
Six-month period ended 12-31-2020 (unaudited)	11.31	(0.04)	3.70	3.66	—	(0.74)	(0.74)
Year ended 6-30-2020	10.65	(0.03)	1.57	1.54	—	(0.88)	(0.88)
Year ended 6-30-2019	10.55	0.03	1.25	1.28	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018	10.16	0.07	1.08	1.15	(0.07)	(0.69)	(0.76)
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Class N Shares							
Six-month period ended 12-31-2020 (unaudited)	11.24	(0.03)	3.68	3.65	—	(0.74)	(0.74)
Year ended 6-30-2020	10.59	(0.02)	1.55	1.53	—	(0.88)	(0.88)
Year ended 6-30-2019	10.48	0.04	1.25	1.29	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018[6]	10.29	0.03	0.16	0.19	—	—	—

*   Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(6) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.
(7) Expense ratio based on the period excluding reorganization expenses was 2.29%.
(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2018.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2020 (unaudited)	$14.07	32.57%	$1,502	1.06%[4]	-0.78%[4]	—%	—%	25%
Year ended 6-30-2020	11.18	15.01	1,185	1.10	-0.50	—	—	85
Year ended 6-30-2019	10.57	13.86	1,141	1.11	0.02	—	—	123
Year ended 6-30-2018	10.47	11.66	1,119	1.10	0.43	1.11	0.42	79
Year ended 6-30-2017	10.09	14.02	1,148	1.09	0.42	1.11	0.40	102
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Class B Shares[5]								
Six-month period ended								
12-31-2020 (unaudited)	10.83	31.69	—*	2.18[4]	-1.90[4]	2.99[4]	-2.71[4]	25
Year ended 6-30-2020	8.76	13.82	—*	2.25	-1.64	2.85	-2.24	85
Year ended 6-30-2019	8.55	12.47	1	2.29	-1.09	2.74	-1.54	123
Year ended 6-30-2018	8.67	10.35	1	2.34[7]	-0.82	2.46	-0.94	79
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Class C Shares								
Six-month period ended								
12-31-2020 (unaudited)	11.24	31.75	4	2.03[4]	-1.75[4]	2.06[4]	-1.78[4]	25
Year ended 6-30-2020	9.07	13.99	3	2.06	-1.46	2.14	-1.54	85
Year ended 6-30-2019	8.81	12.88	3	2.07	-0.97	2.15	-1.05	123
Year ended 6-30-2018	8.90	10.45	3	2.07	-0.56	2.08	-0.57	79
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Class I Shares								
Six-month period ended								
12-31-2020 (unaudited)	14.23	32.55	376	0.87[4]	-0.59[4]	0.89[4]	-0.61[4]	25
Year ended 6-30-2020	11.31	15.38	289	0.87	-0.28	0.91	-0.32	85
Year ended 6-30-2019	10.65	14.07	261	0.87	0.25	0.91	0.21	123
Year ended 6-30-2018	10.55	11.91	240	0.87	0.65	0.92	0.60	79
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Class N Shares								
Six-month period ended								
12-31-2020 (unaudited)	14.15	32.74	1	0.73[4]	-0.45[4]	—	—	25
Year ended 6-30-2020	11.24	15.38	1	0.75	-0.18	—	—	85
Year ended 6-30-2019	10.59	14.31	—*	0.75	0.40	—	—	123
Year ended 6-30-2018[6]	10.48	1.85	—*	0.74[4]	0.90[4]	—	—	79[8]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2020 (unaudited)	$7.84	$ 0.11	$ 1.21	$ 1.32	$ (0.15)	$ (0.12)	$ (0.27)
Year ended 6-30-2020	8.11	0.17	(0.07)	0.10	(0.18)	(0.19)	(0.37)
Year ended 6-30-2019	8.48	0.15	0.08	0.23	(0.17)	(0.43)	(0.60)
Year ended 6-30-2018	8.59	0.11	0.42	0.53	(0.16)	(0.48)	(0.64)
Year ended 6-30-2017	7.94	0.01	0.64	0.65	—	—	—
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Class B Shares[6]							
Six-month period ended							
12-31-2020 (unaudited)	7.28	0.06	1.13	1.19	(0.08)	(0.12)	(0.20)
Year ended 6-30-2020	7.58	0.08	(0.08)	0.00*	(0.11)	(0.19)	(0.30)
Year ended 6-30-2019	7.96	0.06	0.09	0.15	(0.10)	(0.43)	(0.53)
Year ended 6-30-2018	8.07	0.03	0.39	0.42	(0.05)	(0.48)	(0.53)
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Class C Shares							
Six-month period ended							
12-31-2020 (unaudited)	7.39	0.08	1.13	1.21	(0.09)	(0.12)	(0.21)
Year ended 6-30-2020	7.68	0.10	(0.08)	0.02	(0.12)	(0.19)	(0.31)
Year ended 6-30-2019	8.04	0.08	0.09	0.17	(0.10)	(0.43)	(0.53)
Year ended 6-30-2018	8.15	0.05	0.39	0.44	(0.07)	(0.48)	(0.55)
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Class I Shares							
Six-month period ended							
12-31-2020 (unaudited)	7.94	0.13	1.23	1.36	(0.17)	(0.12)	(0.29)
Year ended 6-30-2020	8.22	0.20	(0.09)	0.11	(0.20)	(0.19)	(0.39)
Year ended 6-30-2019	8.58	0.18	0.09	0.27	(0.20)	(0.43)	(0.63)
Year ended 6-30-2018	8.70	0.15	0.41	0.56	(0.20)	(0.48)	(0.68)
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Class N Shares							
Six-month period ended							
12-31-2020 (unaudited)	7.84	0.13	1.21	1.34	(0.17)	(0.12)	(0.29)
Year ended 6-30-2020	8.12	0.19	(0.08)	0.11	(0.20)	(0.19)	(0.39)
Year ended 6-30-2019	8.48	0.18	0.08	0.26	(0.19)	(0.43)	(0.62)
Year ended 6-30-2018[7]	8.72	0.03	(0.27)	(0.24)	—	—	—

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.
(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(5) Annualized.
(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(7) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.
(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2018.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2020 (unaudited)	$8.89	16.82%	$ 741	0.38%[5]	2.68%[5]	0.44%[5]	2.62%[5]	13%
Year ended 6-30-2020	7.84	0.95	686	0.38	2.12	0.42	2.08	33
Year ended 6-30-2019	8.11	3.52	820	0.40	1.89	0.44	1.85	36
Year ended 6-30-2018	8.48	6.14	972	0.41	1.27	0.45	1.23	35
Year ended 6-30-2017	8.59	8.19	1,080	1.16	0.15	1.21	0.10	156
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Class B Shares[6]								
Six-month period ended								
12-31-2020 (unaudited)	8.27	16.36	1	1.37[5]	1.41[5]	1.65[5]	1.13[5]	13
Year ended 6-30-2020	7.28	-0.25	2	1.44	1.05	1.54	0.95	33
Year ended 6-30-2019	7.58	2.49	4	1.48	0.81	1.50	0.79	36
Year ended 6-30-2018	7.96	5.11	6	1.37	0.31	1.41	0.27	35
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Class C Shares								
Six-month period ended								
12-31-2020 (unaudited)	8.39	16.33	8	1.18[5]	1.88[5]	1.22[5]	1.84[5]	13
Year ended 6-30-2020	7.39	0.02	8	1.20	1.32	1.23	1.29	33
Year ended 6-30-2019	7.68	2.91	11	1.19	1.07	1.21	1.05	36
Year ended 6-30-2018	8.04	5.31	14	1.18	0.64	1.22	0.60	35
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Class I Shares								
Six-month period ended								
12-31-2020 (unaudited)	9.01	17.16	363	0.08[5]	2.97[5]	0.15[5]	2.90[5]	13
Year ended 6-30-2020	7.94	1.13	339	0.07	2.42	0.12	2.37	33
Year ended 6-30-2019	8.22	3.98	426	0.07	2.22	0.12	2.17	36
Year ended 6-30-2018	8.58	6.43	534	0.09	1.59	0.15	1.53	35
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Class N Shares								
Six-month period ended								
12-31-2020 (unaudited)	8.89	17.12	—*	0.08[5]	3.04[5]	0.12[5]	3.00[5]	13
Year ended 6-30-2020	7.84	1.14	—*	0.07	2.42	0.10	2.39	33
Year ended 6-30-2019	8.12	3.95	—*	0.07	2.25	0.09	2.23	36
Year ended 6-30-2018[7]	8.48	-2.75	—*	0.25[5]	0.91[5]	0.36[5]	0.80[5]	35[8]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund (each, a "Fund") are two series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Effective May 18, 2017, the Waddell & Reed Advisors Wilshire Global Allocation Fund (the Ivy Wilshire Global Allocation Fund's "Predecessor Fund") began operating as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Predecessor Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with the Predecessor Fund's change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. IICO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C, Class I and Class N shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $500,000 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I and Class N shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B and C have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statements of Assets and Liabilities, less any collateral held by the Funds.

The Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

The Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statements of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Custodian Fees. "Custodian fees" on the Statements of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Notice of Acquisition. On December 2, 2020, Waddell & Reed Financial, Inc. ("Waddell & Reed Financial"), the parent company of Ivy Investment Management Company ("IICO"), and Macquarie Group Limited, including its asset management division Macquarie Asset Management (together, "Macquarie"), announced that they had entered into an agreement whereby Macquarie will acquire Waddell & Reed Financial (the "Transaction"). The Transaction is subject to approval by Waddell & Reed Financial's shareholders and customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction of certain other conditions, the Transaction is expected to close by mid-2021. This is subject to change.

Under the Investment Company Act of 1940, as amended, closing of the Transaction will result in the automatic termination of each Fund's investment advisory agreement with IICO, and any related sub-advisory contract(s), where applicable. Each Fund's Board recently approved a new investment advisory agreement (and new sub-advisory agreement(s)). The new investment advisory agreement (and new sub-advisory agreement(s)) approved by each Fund's Board is expected to be presented to Fund shareholders for approval, and, if approved, would take effect upon the closing of the Transaction. Ivy Funds' shareholders will receive proxy materials pertaining to this and other matters relating to the Transaction in the first quarter of 2021.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statements of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. All Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statements of Assets and Liabilities as a receivable or payable and on the Statements of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statements of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Accumulative Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Amount of realized gain (loss) on derivatives recognized on the Statements of Operations for the period ended December 31, 2020:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Foreign currency	$—	$—	$—	$—	$(1,109)	$(1,109)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statements of Operations for the period ended December 31, 2020:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Foreign currency	$—	$—	$—	$—	$939	$939

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended December 31, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Accumulative Fund	$134	$—	$—	$—	$—	$—

[1] Average absolute value of unrealized appreciation/depreciation during the period.
[2] Average value outstanding during the period.
[3] Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Ivy Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to affect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2020 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	$1,112,726	$9	0.00%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

- **Ivy Accumulative Fund:** 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

- **Ivy Wilshire Global Allocation Fund:** For the Private Equity Segment: 0.70% of net assets of this segment up to $1 billion; 0.65% of net assets of this segment over $1 billion and up to $2 billion; 0.60% of net assets of this segment over $2 billion and up to $3 billion; and 0.55% of net assets of this segment over $3 billion.

  For the Multi-Asset Segment, the Fund's cash on hand and all other Fund assets other than the Private Equity Segment: 0.06% of net assets of this segment up to $500 million; 0.05% of net assets of this segment over $500 million and up to $1 billion; 0.04% of net assets of this segment over $1 billion and up to $2 billion; and 0.03% of net assets of this segment over $2 billion.

Under an agreement between IICO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Ivy Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statements of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statements of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statements of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, Ivy Accumulative Fund (and Ivy Wilshire Global Allocation Fund prior to May 18, 2017), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Ivy Accumulative Fund (and the Ivy Wilshire Global Allocation Fund prior to May 18, 2017) pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Ivy Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Ivy Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statements of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class I shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A shares and/ or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IDI. During the period ended December 31, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Ivy Accumulative Fund	$179	$ 1	$—	$—*	$165
Ivy Wilshire Global Allocation Fund	231	—*	—	1	183

* Not shown due to rounding.
(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, and extraordinary expenses, if any).

In the table below, Ivy Accumulative Fund's expense limits exclude acquired fund fees and expenses, while Ivy Wilshire Global Allocation Fund's expense limits include acquired fund fees and expenses. Acquired fund fees and expenses sets forth the Fund's pro rata portion of the cumulative expenses charged by the underlying Ivy Funds in which the Ivy Wilshire Global Allocation Fund invests. Fund and class expense limitations and related waivers/reimbursements for the period ended December 31, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2021	2.18%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2021	2.03%	1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2016	10-31-2021	0.87%	25	Shareholder Servicing
	Class N	Contractual	8-15-2018	10-31-2021	Not to exceed Class I	—	N/A
Ivy Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2021	N/A	$198[1]	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2021	1.13%	41	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2021	2.12%	2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2021	1.96%	—	N/A
	Class I	Contractual	10-1-2016	10-31-2021	0.83%	31	Shareholder Servicing
	Class N	Contractual	8-15-2018	10-31-2021	Not to exceed Class I	—	N/A

(1) Due to Class A, Class B, Class C, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2020 are shown as a receivable from affiliates on the Statements of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended December 31, 2020.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2020 follows:

	6-30-20 Value	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	12-31-20 Value	Distributions Received	Capital Gain Distributions
Ivy Wilshire Global Allocation Fund								
Media Group Holdings LLC, Series H[2][3][4]	$ —*	$ —	$ 46[1]	$ —	$ 46	$ —*	$ —	$ —
Media Group Holdings LLC, Series T[2][3][4]	—*	—	—	—	—	—*	—	—
Ivy Apollo Strategic Income Fund, Class N	26,075	320	27,099	(60)	764	—	320	—
Ivy Core Equity Fund, Class N	41,207	10,235	4,304	230	8,934	56,302	323	1,041
Ivy Corporate Bond Fund, Class N	52,974	5,119	13,717	590	(1,339)	43,627	1,861	896

	6-30-20 Value	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	12-31-20 Value	Distributions Received	Capital Gain Distributions
Ivy Emerging Markets Equity Fund, Class N ..	$ 65,054	$16,028	$ 7,985	$ 1,747	$22,593	$ 97,437	$ 1,005	$ —
Ivy Global Bond Fund, Class N	21,033	35,478	3,297	17	1,495	54,726	727	—
Ivy Government Securities Fund, Class N	41,839	5,704	3,709	(12)	(410)	43,412	292	—
Ivy International Core Equity Fund, Class N ..	137,253	7,541	24,509	(1,542)	26,813	145,556	1,950	—
Ivy International Small Cap Fund, Class N	45,046	198	20,642	200	9,615	34,417	198	—
Ivy Large Cap Growth Fund, Class N	79,463	12,207	11,245	1,363	8,827	90,615	227	5,211
Ivy LaSalle Global Real Estate Fund, Class N ..	15,001	1,460	6,631	(845)	2,032	11,017	343	—
Ivy Mid Cap Growth Fund, Class N	15,718	1,612	3,034	1,107	2,078	17,481	30	1,421
Ivy Mid Cap Income Opportunities Fund, Class N	9,904	558	1,618	210	1,964	11,018	113	—
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N ...	20,261	1,743	1,855	(75)	2,613	22,687	83	—
Ivy Pictet Targeted Return Bond Fund, Class N ...	57,619	12,010	5,258	45	938	65,354	1,021	—
Ivy PineBridge High Yield Fund, Class N	36,070	2,993	3,246	(20)	2,854	38,651	1,094	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N ...	14,717	135	5,909	(626)	2,457	10,774	135	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N ...	65,802	3,950	8,287	977	7,677	70,119	1,247	2,648
Ivy Pzena International Value Fund, Class N ...	50,440	1,584	15,270	(2,455)	15,865	50,164	781	—
Ivy Securian Core Bond Fund, Class N	105,704	13,142	9,464	107	60	109,549	3,214	514
Ivy Small Cap Core Fund, Class N	14,917	35	6,382	(328)	3,331	11,573	—	—
Ivy Small Cap Growth Fund, Class N	10,354	723	1,851	293	2,521	12,040	—	723
Ivy Value Fund, Class N ..	99,471	8,207	17,604	(550)	20,209	109,733	1,413	1,849
	$1,025,922			$ 373	$141,937	$1,106,252	$16,377	$14,303

* Not shown due to rounding.
(1) The amount shown of $46 represents a return of capital.
(2) No dividends were paid during the preceding 12 months.
(3) Securities whose value was determined using significant unobservable inputs.
(4) Restricted securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended December 31, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Accumulative Fund	$—	$421,356	$—	$496,820
Ivy Wilshire Global Allocation Fund	—	141,002	—	202,914

10. LOANS OF PORTFOLIO SECURITIES

Each Fund may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statements of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statements of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2020 and the total value of the related cash collateral are disclosed in the Statements of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The Funds did not have any open securities lending positions or related cash and non-cash collateral as of December 31, 2020.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Accumulative Fund				Ivy Wilshire Global Allocation Fund			
	Six months ended 12-31-20 (Unaudited)		Year ended 6-30-20		Six months ended 12-31-20 (Unaudited)		Year ended 6-30-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,799	$ 23,177	4,036	$ 41,211	1,490	$ 12,671	4,206	$33,457
Class B	1	6	2	19	1	4	4	29
Class C	69	727	98	835	49	393	130	986
Class I	3,609	46,723	6,053	63,333	1,548	13,256	3,567	28,746
Class N	—	—	23	242	—	—	5	38
Class R[(1)]	N/A	N/A	—	—	N/A	N/A	—	—
Class Y[(1)]	N/A	N/A	—	—	N/A	N/A	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,137	69,813	8,387	84,035	2,415	21,301	4,019	33,038
Class B	2	24	8	66	4	29	14	106
Class C	23	253	36	291	24	200	48	372
Class I	1,326	18,231	2,035	20,596	1,267	11,310	2,126	17,686
Class N	1	15	2	20	—*	1	—	—
Class R[(1)]	N/A	N/A	—	—	N/A	N/A	—	—
Class Y[(1)]	N/A	N/A	—	—	N/A	N/A	—	—

| | Ivy Accumulative Fund | | | | Ivy Wilshire Global Allocation Fund | | | |
| | Six months ended 12-31-20 (Unaudited) | | Year ended 6-30-20 | | Six months ended 12-31-20 (Unaudited) | | Year ended 6-30-20 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares redeemed:								
Class A	(6,159)	$ (79,213)	(14,357)	$(147,246)	(8,259)	$(69,702)	(21,725)	$ (172,507)
Class B	(20)	(194)	(63)	(520)	(95)	(740)	(259)	(1,926)
Class C	(44)	(460)	(152)	(1,300)	(141)	(1,124)	(491)	(3,668)
Class I	(4,077)	(53,126)	(6,995)	(72,100)	(5,233)	(44,844)	(14,857)	(119,439)
Class N	—*	(8)	(5)	(46)	—	—	—	—
Class R[1]	N/A	N/A	(24)	(269)	N/A	N/A	(29)	(225)
Class Y[1]	N/A	N/A	(24)	(271)	N/A	N/A	(29)	(225)
Net increase (decrease)	1,667	$25,968	(940)	$ (11,104)	(6,930)	$(57,245)	(23,271)	$(183,532)

* Not shown due to rounding.

(1) Effective June 19, 2020, the class liquidated.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Accumulative Fund	$1,110,979	$776,229	$3,852	$772,377
Ivy Wilshire Global Allocation Fund	1,070,117	136,935	94,191	42,744

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended June 30, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Accumulative Fund	$ —	$41,925	$—	$—	$4,545
Ivy Wilshire Global Allocation Fund	4,420	14,085	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2020 and 2019 were as follows:

| | June 30, 2020 | | June 30, 2019 | |
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Accumulative Fund	$ —	$111,091	$ 70,144	$72,866
Ivy Wilshire Global Allocation Fund	25,830	26,130	64,382	34,887

(1) Includes short-term capital gains distributed, if any.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and the Ivy Targeted Return Bond Fund), and Pictet Asset Management Limited and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the review that its Investment Oversight Committee (the "IOC") had conducted, in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO and its affiliates has been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the Ivy Funds complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by other affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, including the Trust, as well as to reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the Funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the funds within the Ivy Funds complex in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

PROXY VOTING INFORMATION

IVY FUNDS

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Trust's Form N-PORT. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Core Equity Fund

Ivy International Small Cap Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

Specialty Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.

THE IVY FUNDS FAMILY

IVY INVESTMENTS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Distributors, Inc.

ivyinvestments.com

SEMIANN-ACCWIL (12/20)